Report of Independent Registered Public Accounting
Firm
The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management of BNY Mellon Funds
Trust's assertion, included in the accompanying
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940, that BNY Mellon Income Stock Fund, BNY Mellon
Mid Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon
Emerging Markets Fund, BNY Mellon Asset Allocation Fund,
BNY Mellon Focused Equity Opportunities Fund, BNY
Mellon International Equity Income Fund, BNY Mellon Bond
Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon
Short-Term U.S. Government Securities Fund, BNY Mellon
Corporate Bond Fund, BNY Mellon National Intermediate
Municipal Bond Fund, BNY Mellon National Short-Term
Municipal Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond Fund, BNY
Mellon New York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities Fund, BNY Mellon
National Municipal Money Market Fund, and BNY Mellon
Government Money Market Fund (the "Funds"), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of April 30, 2023. BNY Mellon
Funds Trust's management is responsible for its assertion.
Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the AICPA. Those
standards require that we plan and perform the examination
to obtain reasonable assurance about whether
management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures
to obtain evidence about whether management's assertion
is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our
judgment, including an assessment of the risks of material
misstatement of management's assertion, whether due to
fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other
ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests
performed as of April 30, 2023, and with respect to
agreement of security purchases and sales or maturities, for the period from August 31, 2022 (the date Funds' last
examination), through April 30, 2023:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310.
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers, pledgees, or transfer agents, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Funds as of April 30, 2023, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report ("SOC 1 Report") for the period April 1, 2022 -
March 31, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2023, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
October 27, 2023
October 27, 2023
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Income
Stock Fund, BNY Mellon Mid Cap Multi-Strategy Fund,
BNY Mellon Small Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging Markets Fund,
BNY Mellon Asset Allocation Fund, BNY Mellon Focused
Equity Opportunities Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate Municipal
Bond Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New York Intermediate
Tax-Exempt Bond Fund, BNY Mellon Municipal
Opportunities Fund, BNY Mellon National Municipal Money
Market Fund and BNY Mellon Government Money Market
Fund (the "Funds"), each a series of  BNY Mellon Funds
Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2023, and from August
31, 2022 (the date of the Funds' last examination) through April 30, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2023, and from August 31, 2022 (the date of the Funds' last examination), through April 30, 2023, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust

Jim Windels
Treasurer

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